

Executive Summary

Slobbr is a multifaceted mobile & web platform created by, and for, passionate dog people.

Slobbr simplifies the way you live life with your dog; from exploring your own neighborhood to venturing out on the road, or just sniffing out the best dog-friendly watering holes.

What's more, every time you use the Slobbr App and check in, Slobbr donates a half-cup of kibble to a pre-selected rescue or shelter.

Slobbr is revolutionizing living life with your dog while providing you an easy opportunity to help shelter pups in need.

Do You Slobbr?



The Opportunity

- 54.4 Million households in the US have a dog
    - With 75% of Americans in their 30's living with dogs
    - 1 in 3 households travel with their dogs on family vacations

- $62 Billion Annual Spend within the US Pet Industry in 2016
    - With a conservative average annual spend of $2,300 per dog

- Slobbr has strategically identified the top 20 dog-friendly markets, where roughly 10 million dogs reside







Market Timing



Google — dog

About 1,430,000,000 results (0.60 seconds)

Google — dog friendly

About 14,500,000 results (0.53 seconds)



dogsofinstagram *Following*

4,457 posts   3.5m followers   57 following

Dogs of Instagram Bringing together the dogs of instagram Enjoy the cuteness!
Send us a pic, sign up for our newsletter + more via the link below:
www.doiandco.com



Manny The Frenchie ✓

1,756,080 people like this

The New York Times
N.Y. / REGION

New York Senate Votes for Bill Allowing Dogs in Outdoor Dining Areas

By BENJAMIN MUELLER   MAY 14, 2015

A brush of terrier fur... coffee. A nudge from... piled high with croiss... dropped bits of cruel...

Rover raises $40 million Series E for doggy Airbnb
The network of pet sitters and dog walkers has nearly doubled its total venture capital raised

👍 Like 2   🐦 Tweet   in Share   28

Technology trends and news by Ronny Kerr
October 3, 2016 | Comments
/vator.tv/n/4771



Bloomberg Technology   Markets   Tech   Pursuits   Politics   Opinion   Businessweek

Pet Food Maker Mars Spends $117 Million to Acquire Whistle's 'Fitbit for Dogs'

by Olivia Zaleski
April 1, 2016, 3:47 PM EDT



SLOBBR
Live Life With Your Dog

Differentiating Factors

- Co-founders have over 10 years experience in the dog industry and 12 years in technology development

- Through extensive interviews, surveys and focus groups (as well as being dog parents themselves), the Operations team understands the needs of dog parents and has created a platform within Slobbr to address these needs by providing flawless information on dog friendly places, services, and accommodations

- Slobbr is dedicated to raising both awareness and funds for rescue and shelter organizations through our check-in component as well as through sponsorships, givebacks and events, such as our marquee event, Rescue to Runway





Our Partners





Since a 2016 Fall Beta Launch, Slobbr has identified and partnered with a number of reputable national and regional organizations in a wide variety of ways from in-app features, promotions, events and more.

Additionally, Slobbr has a full social ambassador program working with over 30 pet social "stars."

These partners have a cross platform audience of millions of dog loving subscribers, which Slobbr has actively begun engaging with.



Accommodations & Reservation Tie-ins

Revenue Models



Branded Location Icons



Re-skin Advertising





The Investment

Technology
- iOS Version 3.0 - 5.0
- Android Version 1.0 - 3.0
- Website Upgrade
- Travel Accommodation Features/Integration
- Nationwide coverage
- "Fetch Today's Event"
- Profile Updates
- News Feed Implementation
- Retail Partner Integration

Marketing
- Analytics Tools
- Social Media Buys
- sWag
- Ambassador Engagement
- In-Market Events
- Partnership COA

New Market Acquisition
- In-Market Vistis
- Partnership COA in New Markets

Administrative
- Salaries
- Office Space
- Legal
- Part Time Admin Staff
- Part Time Social Media, Content and Event Person



The Team



Michelle Fournier - Alpha Dog
With more than 10 years in the dog business, first as an owner/operator of two "Best of Boston" award-winning boutiques, and now as Alpha Dog at Slobbr, Michelle knows the in's and out's of the dog industry and truly understands the needs/wants of dog owners. Having long worked to support rescue organizations by fundraising, Michelle is also Co-Producer of one of Boston's premier animal fundraising events, Rescue to Runway.



Jonathan Lagasse – Top Dog & Tech Lead
With 15 years and counting in the tech and marketing space, Jonathan brings with him a wealth of hands-on experience and knowledge. It also doesn't hurt that Jonathan loves dogs and has been living life with his dogs (the hard way; aka pre-Slobbr) for the last 6 years!



Jenna Donleavy – Pack Leader
Jenna has extensive experience in both the marketing and PR world. Her expertise lies in developing a solid social network in all current social media outlets, while harboring an innate ability to use the web to drive online visibility and generate leads resulting in new business growth both on her personal account, (tops 60K followers) as well as Slobbr's (rising to 20K).



Contacts

Contact:
Michelle Fournier
Alpha Dog
Slobbr, llc
Email: michelle@slobbr.com
Mobile: 617-312-4344

Contact:
Jonathan Lagasse
Top Dog
Slobbr, llc
Email: jonathan@slobbr.com
Mobile: 516-661-5435





Total U.S. Pet Industry Expenditures

Year	Billions of dollars
2016	$62.75 Estimated
2015	$60.28 Actual
2014	$58.04
2013	$55.72
2012	$53.33
2011	$50.96
2010	$48.35
2009	$45.53
2008	$43.2
2007	$41.2
2006	$38.5
2005	$36.3
2004	$34.4
2003	$32.4
2002	$29.6
2001	$28.5
1998	$23
1996	$21
1994	$17

Actual Sales within the U.S. Market in 2015

In 2015, $60.28 billion was spent on our pets in the U.S.

Breakdown:

Food	$23.05 billion
Supplies/OTC Medicine	$14.28 billion
Vet Care	$15.42 billion
Live animal purchases	$2.12 billion
Pet Services: grooming & boarding	$5.41 billion

Estimated 2016 Sales within the U.S. Market

For 2016, it *estimated* that $62.75 billion will be spent on our pets in the U.S.

Estimated Breakdown:

Food	$24.01 billion
Supplies/OTC Medicine	$14.98 billion
Vet Care	$15.92 billion
Live animal purchases	$2.11 billion
Other Services	$5.73 billion



Source: http://americanpetproducts.org/press_industrytrends.asp